767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

April 29, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Catherine De Lorenzo and Pam Howell

RE:	Gores Holdings X, Inc.
Amendment No. 1 to Registration on Form S-1
Filed April 29, 2025
File No. 333-286495

Dear Ms. De Lorenzo and Ms. Howell:

On behalf of Gores Holdings X, Inc. a Cayman Islands exempted company (the “Company”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission contained in the letter dated April 29, 2025 (the “Comment Letter”) regarding the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-286495) (the “Registration Statement”). Concurrently with this response letter, the Company has revised the Registration Statement, has filed an updated Cayman Islands counsel legal opinion set forth in Exhibit 5.2 thereto and is filing an Amendment No. 2 to the Registration Statement. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement or the exhibits thereto, as applicable.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to the comment.

Amendment No. 1 to Registration on Form S-1

Exhibits

1.

Comment: We note your response to prior comment 1. We also note your assumption in 2.10 that “none of the Class A Ordinary Shares will be issued for less than par value.” Please request that Cayman counsel revise its opinion in Exhibit 5.2 to remove this inappropriate assumption. It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

April 29, 2025

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has filed an updated legal opinion from the Company’s Cayman Islands counsel to address the Staff’s comment.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8849 or by e-mail at heather.emmel@weil.com.

767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

Sincerely yours,

/s/ Heather Emmel
Heather Emmel

cc: Mark Stone, Chief Executive Officer